James C.T. Linfield

(720) 566-4010

linfieldjct@cooley.com

August 4, 2008

VIA EDGAR AND FEDERAL EXPRESS

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:                    Mr. Jeffrey P. Riedler

Re:	Allos Therapeutics Inc.
Form 10-K for the Year Ended December 31, 2007
Filed February 27, 2008
File No. 30-29815

Ladies and Gentlemen:

This letter is being filed on behalf of Allos Therapeutics, Inc. (the “Company”) in response to comments received from the staff of the Commission (the “Staff”) by letter dated July 21, 2008, with respect to the above-referenced Form 10-K (the “Form 10-K”). The numbering of the paragraphs below corresponds to the numbering of your comment letter, the text of which we have incorporated into this response letter for your convenience.

Form 10-K – December 31, 2007

Item 15. Exhibits and Financial Statement Schedules, page 57

1.                                      It appears that you have not filed as an exhibit to your filing a copy of the following agreement:

a.                                      December 2004 agreement with the University of Colorado Health Sciences Center, the University of Salford, and Cancer Research Technology for the exclusive worldwide rights to certain intellectual property surrounding the proprietary molecule known as RH1.

Please file this agreement as an exhibit or, alternatively, please provide us with a supplemental analysis detailing why the agreement is not material.

380 INTERLOCKEN CRESCENT, SUITE 900, BROOMFIELD, CO 80021-8023  T: (720) 566-4000  F: (720) 566-4099  WWW.COOLEY.COM

In response to the Staff’s comment, the Company respectfully submits that, consistent with applicable rules, it is not appropriate or required to file its agreement with the University of Colorado Health Sciences Center, the University of Salford and Cancer Research Technology regarding RH1 (the “RH1 Agreement”).  The RH1 Agreement was made in the ordinary course of business and is not (A) a contract to which directors, officers, promoters, voting trustees or the security holders named in the report (the “Named Security Holders”) are parties; (B) a contract upon which the Company’s business is substantially dependent; (C) a contract calling for the acquisition or sale of any property, plant or equipment for a consideration exceeding 15% of the fixed assets of the Company; or (D) any material lease under which a party of the property described in the report is held by the Company.

In particular, the Company believes that the RH1 Agreement is not material because the Company’s business is not substantially dependent upon the RH1 Agreement.  As disclosed on page 18 of the Form 10-K, the Company expects that most of its efforts and expenditures over the next few years will be devoted to the development of PDX, the Company’s lead product candidate, and that its future prospects are substantially dependent on the successful development, regulatory approval and commercialization of PDX for the treatment of patients with relapsed or refractory peripheral T-cell lymphoma.  By contrast, RH1 is not the Company’s lead product candidate and is at an early stage of development.  As disclosed on page 4 of the Form 10-K, the Company recently initiated a Phase 1 trial of RH1 in patients with advanced solid tumors or non-Hodgkin’s lymphoma and is in the process of determining its future development plans for RH1.  Accordingly, the Company respectfully submits that the RH1 Agreement is not material and is not required to be filed as an exhibit to the Form 10-K.

* * *

Please do not hesitate to call me at (720) 566-4010 or Marc H. Graboyes at (720) 540-5216 if we can be of assistance.

Very truly yours,

COOLEY GODWARD KRONISH LLP

/s/ James C. T. Linfield

James C. T. Linfield, Esq.

cc:	Marc H. Graboyes, Esq. (Allos Therapeutics, Inc.)
Brent D. Fassett, Esq. (Cooley Godward Kronish LLP)
Nathan E. Seiler, Esq. (Cooley Godward Kronish LLP)